

Mail Stop 3561

May 18, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Zhang Chunxian
Chief Financial Officer
China Infrastructure Investment Corporation
Room D, 2F, Building 12, Xinxin Huayuan, Jinshui Road,
Zhengzhou
Henan Province
The People's Republic of China

> **Re:** **China Infrastructure Investment Corporation**
> **Form 10-K for the year ended June 30, 2008**
> **File No. 001-34150**

Dear Mr. Zhang:

We have reviewed your response dated May 6, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended June 30, 2008

Note 11 – Deferred Revenue

1. Refer to your response to our previous comment 14. Please revise your disclosure to indicate that you are recognizing rental income over the 30 year life of the rental agreement, and not the 27 year life remaining on the land-use rights, and that you have calculated the difference, and you do not consider it to be material. Further, please continue to perform this analysis at each reporting date using both a rollover and iron curtain approach, in accordance with SAB 108. Your disclosure should be based on the results of such analysis at each reporting date.

2. Refer to your response to our prior comment 15. Please tell us more about your accounting methodology with respect to deferred revenue. In this regard, we understand that you received approximately $5.4 million in cash in 2006 as an advance payment of a 30 year rental fee. We also understand that you will not receive any additional payments over the course of the thirty year rental term. If our understanding is correct, it appears that approximately 3.3 percent of the 5.4 million in deferred revenue would be recognized each period. Interest income would first be recognized at an imputed rate of 8%. The remainder of each annual payment would be allocated to rental income. In other words, it appears that only the discounted value of the $5.4 million prepayment should be recognized as rental income over the thirty year period. If our understanding of the initial facts is not correct, please explain how actual facts differ from our understanding. If our understanding is accurate, but you believe that your present method of accounting is correct, please provide additional support for your conclusion. In addition, please tell us why it is appropriate for a licensor/lessor to recognize interest expense rather than interest income on an advance payment. Finally, please tell us how rental income is classified in your income statement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief